MAIL STOP 3561

May 23, 2006

David A. Rapaport, Esq.
General Counsel
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

Re: Middle Kingdom Alliance Corp.
Registration Statement on Form S-1
File No. 333-133475
Filed on April 21, 2006

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no addition concerns regarding the underwriting arrangements in this matter.

David A. Rappaport, Esq.
Middle Kingdom Alliance Corp.
May 23, 2006
Page 2

2. We note that the company may seek a business combination with one or more companies in the PRC, Hong Kong or Macau. We further note that, as stated in the first paragraph of the prospectus summary, references in the prospectus to China or the PRC refer not only to the People's Republic of China but also to the Hong Kong Special Administrative Region and the Macau SAR. However, each of Hong Kong and Macau has its own distinct history, culture, economy, currency and legal system. Please explain why it would not be appropriate to distinguish among the three areas in the disclosure.

3. As a related matter, the prospectus describes regulation by the PRC of foreign currency exchange and dividend distribution, see, e.g., pages 35-37, but it provides no comparable information concerning Hong Kong or Macau. Please explain why such comparable information should not be presented for investors' consideration.

4. We note the requirements in Section 281(b) of the Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations .. . (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation . . ., are likely to arise or to become known to the corporation . . . within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

5. We note the disclosure throughout your registration statement that the initial per share liquidation price for holders of Class B shares will be $8.08 or 101% of the per unit IPO price of $8.00. Please expand and clarify why you believe that it is appropriate to disclose such amount in view of the possibility that proceeds from the trust fund may be subject to claims brought against the company by third parties. See, e.g., risk factor eight at page 9.

6. Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $25,440,000. What factors did you consider when determining

that you might need $24,240,000 in the trust fund (together with $676,400 of the proceeds of the February 2006 private placement) to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply to determine whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party with respect to a business combination. This includes the time period before the company was incorporated and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the corporate entity of Middle Kingdom Alliance Corp. Given management's extensive and high-level experience in banking and finance, and investments, mergers, acquisitions, restructuring and business development in the PRC, the precise nature of management's knowledge about the ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Calculation of Registration Fee

7. It appears that you are not registering the 100,000 Class A Warrants that the company proposes to issue to members of the company's Advisory Council, or the underlying shares of common stock. See page 33. Please advise.

Prospectus Cover Page

8. The last paragraph states that holders of the Series A Units will not have any rights with respect to liquidation distributions of the trust fund in the event that the company is unable to consummate a business combination. However, the third paragraph states that in the event of a liquidation, holders of common stock will receive, on a pro rata basis, the net assets, if any, including any amounts in the trust fund in excess of those needed to distribute $8.08 per share of Class B common stock, following that distribution. This formulation also appears elsewhere. See, e.g., pages 6, 8. Please clearly indicate throughout the prospectus whether stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. The company may want to consider adding a risk factor concerning rights to interest in view of the requirement of Rule 419 that interest earned on the funds held in trust is for the sole benefit of the purchasers.

9. In addition, please state, if true, and clearly indicate throughout the prospectus that upon liquidation, existing stockholders of the company that purchase Class B

David A. Rappaport, Esq.
Middle Kingdom Alliance Corp.
May 23, 2006
Page 4

and/or Class A units in the IPO, see, e.g., page 15, would receive the liquidating distribution described for holders of Class B common stock and/or common stock, respectively. See, e.g., page 5.

Table of Contents

10. Please modify the statement, "You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus" by referencing your obligations to update disclosure as provided for by the undertakings required by Item 512 of Regulation S-K.

Prospectus Summary, page 1

11. The fourth full paragraph states that the company intends to focus its efforts on a target business that has a valuation of less than six times net income after tax during the twelve-month period prior to its most recent audited financial statements, with net income calculated at US GAAP. Please discuss the reasons for selection of this criterion.

12. The same paragraph adds that, "We may expand our search for target businesses with valuations outside of this focus." Please discuss the parameters, if any, that the company would apply in any such expanded search.

13. Because the company's target company may participate in any industry, the disclosure required by Item 101 of Regulation S-K should include a discussion of how the company intends to conduct its search for a business combination candidate. Please also explain how the company would narrow its potential choices if it found a number of potential target companies that satisfied its valuation criterion.

14. Please add an explanation at the end of the fifth paragraph concerning the size of the board and the classes of directors.

15. Please provide support for the statements in the last two paragraphs concerning the current climate for foreign investment in the PRC. In the paragraph at page 2, please replace the reference to "the above factors" with the specific factors that will influence the selection of a target company.

16. Please explain how innovative industrial technologies have allowed small and medium-sized PRC companies to "leapfrog existing products, processes and services and to establish new market leadership." Provide some illustrations of companies that have recently gained a competitive advantage and begun to achieve rapid and sustainable growth through such means.

17. Please explain what is meant by recurring revenue and net income. As a related matter, please discuss the company's views concerning the length of time that a suitable target company will have been conducting operations. Discuss, for example, whether the target company could be a start-up company(ies) or early stage development company(ies).

Offering proceeds to be held in trust, page 5

18. The last sentence of the first paragraph refers to net proceeds "of this offering" not held in the trust fund (initially, approximately $47,200). It appears, however, that these funds represent proceeds of the private placement not placed in the trust fund. See, e.g., prospectus cover. Please clarify.

Class B stockholders must approve business combination, page 6

19. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if, among other things, Class B stockholders owning less than 20% of the outstanding Class B shares both vote against the business combination and exercise their conversion rights. Please explain whether, in the company's view, it could lower or increase the 20% threshold after the effective date and prior to the vote regarding the initial business combination, or whether any other conditions applicable to the business combination could be revised after the offering is effective. We may have further comment.

Summary Financial Data, page 8

20. Please revise your as adjusted working capital amount to include the $24,240,000 to be held in the trust fund to be consistent with your disclosure in the second paragraph following the table provided.

21. Please remove the parenthesis around total liabilities (actual) and the value of common stock which may be converted to case (as adjusted). In addition, please revise to correct the mathematical inaccuracy in the as adjusted column (i.e., reconcile total assets to total liabilities, value of common stock which may be converted and stockholders' equity).

Risk Factors, page 9

22. We note the disclosure in risk factor four. Please revise the disclosure throughout the prospectus to clearly indicate the specific requirements and provisions that may be amended and clearly state, as indicated in the risk factor, that you view these provisions as obligations to stockholders and will not waive or amend these provisions.

23. In risk factor six, please clarify that the distribution to shareholders will occur "promptly" after the time period has been completed.

24. Risk factor twelve discusses the issuance of capital stock or debt securities to complete a business combination. It appears that only the issuance of capital stock could reduce the equity interest of the company's stockholders and likely cause a change of control. Please also explain how the use of debt financing could restrict the combined company's operations.

25. Please revise risk factor thirteen to name any officers and/or directors that may remain associated "in various capacities" with the target company following a business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how it will be determined and whether it will be a term of the business combination agreement. This topic should be discussed in greater detail. Add disclosure in the business section and in the conflict of interest section. We may have further comment.

26. The fourteenth risk factor at page 13 states that the officers and directors may have a conflict of interest in allocating their time between the company's operations and other businesses, because these individuals are not required to commit their full time to the company's affairs. Please explain the effects that could ensue from the officers and directors' devoting insufficient time to the company's affairs.

27. Risk factor sixteen at page 13 states that some of the company's officers and directors may be involved or in the future may become affiliated with other businesses, including other blank check companies, that are "engaged in business activities similar to those intended to be conducted by us." Please reconcile with the disclosure in risk factor fourteen, which suggests that none of these persons are currently affiliated with a company formed with a business purpose similar to Middle Kingdom's.

28. Please revise risk factor sixteen to identify all current affiliations of the company's officers and directors with entities that are engaged in activities similar to those in which the company intends to engage

29. Please revise the nineteenth risk factor at page 14 to discuss whether the net proceeds of the offering will be sufficient for a business combination. Also, the discussion of funds available to cover operating expenses appears to omit the amount from the sale of common stock referenced in the twentieth risk factor.

30. In the twentieth risk factor, please explain the reference to "$22,500 from the sale of common stock to our management and principal stockholder." It appears that this transaction involved a sale of 750,000 common shares to the company's

     officers, directors and principal stockholder, i.e., High Capital Funding, LLC, see, e.g., page 43, at $0.03 per common share. See Note 1 to the table at page 24. Please explain the circumstances of the sale and identify the purchasers. Please discuss the exemption relied upon. Please also add information concerning the sale to Item 15 of Part II, Recent Sales of Unregistered Securities.

31. In the twenty-third risk factor at page 15, please state whether the company's existing stockholders have indicated whether they intend to purchase any Series A or Series B units in the offering. We note also that the numbers provided in the discussion conflict with the information concerning the offering provided at page 3. Please revise.

32. The twenty-fifth risk factor at page 16 states that, "We also are planning to issue up to 100,000 Class A Warrants to members of our Advisory Council." See also page 46. This proposal does not appear to be reflected elsewhere in the prospectus, see, e.g., the Calculation of Registration Fee and the description of the offering at page 3. Please discuss.

Risks associated with our completing a business combination with a target business in the PRC, page 18

33. Please provide support for the statements in the thirty-first risk factor at pages 17-18 concerning the "economic, political and legal developments in China, which have rapidly changed," as stated in the subcaption.

34. In the thirty-second risk factor at page 19, please explain how which changes in U.S.-PRC relations could make a target business' operations, good or services "less attractive."

35. The thirty-fourth and thirty-ninth risk factors appear to address the same risk and should be combined.

36. In the thirty-sixth risk factor, please state whether the company's directors and officers who reside outside the United States have consented to service of process in a state and to the jurisdiction of a federal district court.

37. In the forty-first risk factor, please add a discussion of the potential effects of PRC exchange controls upon the company's ability to make dividend or other payments in U.S. dollars. See page 37 of the prospectus.

Use of Proceeds, page 22

38. It appears that the net proceeds, if the over-allotment option is exercised, should be $27,912,400 rather than $27,327,280. Compare page 27. Please revise, if appropriate. See also page 27.

39. Considering the size of this offering, your estimate of miscellaneous expenses ($75,700) appears high. Please revise here and in Part II (Item 13) to provide an explanatory note supporting your estimate. Please note that all amounts listed as offering expenses must be directly attributed to the offering.

Dilution, page 25

40. It is not clear how you arrived at $23,563,600 as the proceeds from this offering. Tell us why you have not used $23,778,400 (the net proceeds from the public offering and private placement), consistent with your disclosure on page 22 (use of proceeds). Please advise or revise accordingly.

Capitalization, page 26

41. Please revise to ensure that the amounts presented in your table (i.e., actual) reconcile to the financial statements.

42. Please revise to present the value of common stock which may be converted to cash (as adjusted) outside of permanent stockholders' equity, consistent with your presentation on page 8 (summary financial data), and ensure that your additional paid in capital is appropriately reflected.

Financial Condition and Results of Operations, page 27

43. The third full paragraph states that net proceeds are estimated to be approximately $24,287,200, but the figure shown in the table at page 22 is $23,778,400. Please address the discrepancy.

Proposed Business, page 29

44. In the first paragraph, please state when the company was organized.

45. Please provide support for the eight bullet points beginning with the one concerning privatization at page 29.

Completing a Business Combination, page 30

General

46. The prospectus states that the company may select as a target company one "that may be financially unstable or in its early stages of development or growth." Please explain how such a company is compatible with your valuation criterion (less than six times net income) and certain other factors cited immediately above, i.e., recurring revenue and net income; stable cash flow, opportunities for growth;

and a superior management team. We note also that a financially unstable company is not cited in the prospectus summary. Please advise or revise.

We have not identified a target business or target industry.

47. The first paragraph at page 32 reiterates certain limitations upon the initial business combination (a business in the PRC having a value of at least 80% of the company's net assets at the time of the combination). The prospectus states that, "We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses." Please modify this statement, which appears overbroad in view of the valuation criterion (less than six time net income) plus recurring revenue and net income; stable cash flow, opportunities for growth; and a superior management team, as well as the other criteria set forth in the bullet points at page 32 of the prospectus. We note that at page 35, the prospectus refers solely to "significant growth potential." Please discuss whether there is any order of precedence for the criteria mentioned here.

Probable lack of business diversification, page 32

48. Please specify which of the various previously discussed criteria constitute the "minimum financial standards" referenced in the first sentence of the paragraph.

Distribution of trust fund to stockholders if no business combination, page 33

49. Please add to the first paragraph information concerning the inclusion of interest in the distribution of the trust fund. See, e.g., page 9.

Amended and Restated Certificate of Incorporation, page 34

50. The prospectus sets forth in bullet points certain requirements and restrictions in Article IV that are related to the offering. The prospectus states that the amended and restated certification of incorporation "prohibits the amendment of the above-described provisions." We note, however, that Article IX, Amendment, provides that: "The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the state of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation." Please state whether, as it appears, Article IX would override the prohibition on amendment contained in Article IV. Explain the inclusion of Article IX in the Amended and Restated Certificate of Incorporation in view of the company's undertaking not to "take any actions to waive or amend any of" the bulleted provisions at page 34.

Competition, page 34

51. In the third full paragraph at page 35, the prospectus states that the company "believe[s] that there are numerous potential target businesses with which we could complete a business combination with the net proceeds of this offering . . . ." Please either provide support for this statement or delete it.

Comparison to Offerings of Blank Check Companies, page 38

52. Please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' rights to receive interest earned from the funds held in escrow.

Conflicts of Interest, page 45

53. We note the disclosure that you will not consummate a business combination with a company that is affiliated with an existing stockholder, officer or director unless you obtain an independent fairness opinion. Please add a risk factor that discusses the ability to enter into a business combination with an affiliated entity. We may have further comment.

Underwriting, page 57

54. Please tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

55. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

56. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective

recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Please explain how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Statement of Stockholders' Equity, F-5

57. Please revise to include a separate column for your subscriptions receivable.

Notes to Financial Statements

Note 3 – Proposed Offerings and Underwriters Purchase Option, F-9

58. We note your disclosure regarding the underwriter purchase option (UPO). Please tell us in detail how you intend to account for the UPO in your financial statements, and clarify if this transaction will be recorded as an expense to the proposed offering. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. In addition, the fair value of the UPO would appear to be material to your financial statements. Please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Part II
Recent Sales of Unregistered Securities

59. Please include the private placement of 361,800 Class A warrants in this section. State the exemption relied upon and the facts supporting your reliance upon it. Please also provide the same information concerning the sale of 750,000 common shares to the company's officers, directors and principal stockholder at $0.03 per common share. See page 24.

Signature Page

60. Please revise the signature page to provide for and/or identify specifically the signature of each of the following persons: Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Exhibits

Exhibit 3.1 Amended and Restated Certificate of Incorporation

61. Section C of Article IV, Capital Stock, provides that provisions (1) through (5) shall apply during the period commencing upon the filing of the certificate and the earlier of the consummation of a business combination or the Termination Date, as defined, and may not be amended during the Target Business Acquisition Period, as defined. Article IX, Amendment, provides that: "The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the state of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation." Please discuss whether Article IX would permit the modification of Article IV during the Target Business Acquisition Period.

62. Section C, 3 of Article IV provides for the cancellation of Class B shares and the distribution of the trust fund within sixty days of the Termination Date in the event that a business combination has not been consummated. Please discuss the operation of this provision in the framework of a voluntary and an involuntary liquidation of the company. Please include in your discussion, as appropriate, the relevant provisions of Delaware corporation law and Chapter 7 of the U.S. Bankruptcy Code.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Ralph V. DeMartino, Esq.
        Fax: (212) 912-4830